December 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	K2 Capital Acquisition Corporation (the “Company”)
Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-290350)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 29, 2025, in which we, as representative of the several underwriters of K2 Capital Acquisition Corporation's proposed public offering of units, joined the Company's request for acceleration of the effective date of the above-referenced Registration Statement for Tuesday, December 30, 2025, at 4:30 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

D. Boral Capital LLC
As representative of the several underwriters

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer